StreetPrint

INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 249 • Email: laura.williams@streetprint.com

04035244

June 24, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated June 25, 2004.

Yours very truly,

Laura Williams
Assistant Controller

llw
Enclosure

StreetPrint

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

Integrated Paving Concepts Inc. Announces Private Placement of $200,000

Surrey, British Columbia (June 25, 2004) – Integrated Paving Concepts Inc. ("IPC") (TSX:IPA) announced today that it has entered into an agreement to issue shares by way of private placement to its Senior Vice-President Sales & Marketing, Mr. Jim Arthurs, and Chief Financial Officer & Corporate Secretary, Mrs. Janice Stasiuk. Under the private placement, IPC will issue 130,718 shares of IPC (65,359 shares each) at a price of $1.53 per share for aggregate gross proceeds of $200,000.

IPC will provide loans to Mr. Arthurs and Mrs. Stasiuk of $50,000 each to facilitate the purchase of 50% of the shares sold under the private placement. The loans will be made pursuant to IPC's Executive Loan Plan, which was approved at the Annual General Meeting of IPC in April 2004.

About Integrated Paving Concepts Inc.

Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and StreetPrint DuraTherm™ (DuraTherm), and all revenue is derived from the sales of Applied Products and Equipment & Tooling related to these product lines. The Company's products are marketed through its Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com.

Integrated Paving Concepts Inc.
Janice Stasiuk, Chief Financial Officer & Corporate Secretary